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                            February 18, 2022

       Yongchen Lu
       Chief Executive Officer
       TH International Limited
       2501 Central Plaza
       227 Huangpi North Road
       Shanghai, People   s Republic of China, 200003

                                                        Re: TH International
Limited
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed January 28,
2022
                                                            File No. 333-259743

       Dear Mr. Lu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 5, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-4 filed January 28, 2022

       Prospectus Cover Page

   1. We note your response to comment 1, as well as your amended disclosure on the cover page that on December
16, 2021 the PCAOB "issued a report on its determination that it is unable to inspect or
investigate completely PCAOB-registered public accounting firms headquartered in
mainland China and Hong Kong" and that "THIL   s auditors are
                                                        headquartered in
mainland China and the PCAOB has been and currently is unable to
                                                        inspect THIL   s
auditors." We reissue the comment in-part. In light of the foregoing, please disclose that
your auditor is subject to the determinations announced by the
                                                        PCAOB on December 16,
2021, if true (emphasis added).
 Yongchen Lu
FirstName LastNameYongchen   Lu
TH International Limited
Comapany18,
February   NameTH
             2022 International Limited
February
Page 2 18, 2022 Page 2
FirstName LastName
2. Please revise the prospectus cover page to state that you may be a controlled company and therefore exempt from certain corporate governance requirements that provide protection to shareholders of companies that are not controlled companies.
3. Please revise the prospectus cover page to include the statement that you are not a Chinese operating company. Please also revise the prospectus cover page to provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed within your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable.
         Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
Questions and Answers about the Business Combination and the Extraordinary General Meeting
Q: What happens if a substantial number of public shareholders vote in favor of the Business
Combination Proposal . . . ?, page xiii

4. We note your response to comment 14, as well as your amended disclosure regarding the
         "sensitivity table" that "shows the potential impact of redemptions on the pro forma book value per share" as well as the pro forma equity value per share that remains at $10.00 for each redemption level. We note that your analysis does not take into account "certain potential sources of dilution . . . ." Please revise your disclosure to identify these sources
         of dilution and to show the potential impact at each redemption level when taking into account such sources of dilution, or tell us why you are not required to do so.
Summary, page 6

5. We note your response to comment 3, as well as your amended disclosure on page 3 that includes Pangaea Data Tech (Shanghai) Co., Ltd. ("DataCo") in the company's diagram.
         Please also indicate in the diagram that DataCo has a contractual arrangement with Tim
         Hortons (China) Holdings Co., Ltd. Also revise the footnote to identify the affiliate of
         Cartesian Capital Management LLC that owns 75% of DataCo.
6. We note your response to comment 4, as well as your amended disclosure on page 18, and we reissue the comment in-part. To provide investors with additional clarity under the
         "Regulatory Matters" sub-section, please briefly summarize your analysis of the applicability of the permission and/or approval requirements from the CAC, including the applicability of the new regulations that will go into effect on February 15 that will require internet platform operators holding data of more than 1 million users to undergo a network security review, as you discuss on page 37 and refer to on page 4.
7. We note your response to comment 6, as well as your amended disclosure, and we reissue the comment in-part. Please disclose here that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, if true (emphasis added). Additionally, in your risk factor beginning on page 50, we note your amended
 Yongchen Lu
FirstName LastNameYongchen   Lu
TH International Limited
Comapany18,
February   NameTH
             2022 International Limited
February
Page 3 18, 2022 Page 3
FirstName LastName
         disclosure that the AFHCAA would, if enacted, "shorten the three-consecutive-year compliance period under the HFCAA to two consecutive years." Please also state that, as a result, the time before your securities may be prohibited from trading or delisting would be reduced.
8. Under "Regulation," please revise to clarify that the consequences you describe (fines, penalties, etc.) will result if you do not receive or maintain required permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please also revise to broaden this disclosure to include permissions and approvals relating to the operation of your business and issuance of securities, in addition to the Business Combination. Please make conforming changes on page 42.
Summary Consolidated Financial Information of THIL
Non-GAAP Financial Measure, page 22

9. We reviewed your response and revisions in response to comment 9. Please tell us why it is appropriate to add back depreciation and amortization in your computation of a fully-
         burdened gross profit.
10. We reviewed your response to comment 10. Please tell us the adjustment amounts related to store-pre opening periods and rent-free periods as a result of COVID-19 for each period. We may have further comment.
11. We reviewed your response to comment 11. Please tell us if the input VAT refund line item reflects all VAT statement of operations activity including VAT paid or payable. If not, please explain why. Please also tell us whether any of the VAT refund is required to be refunded to your suppliers.
Risk Factors
Risks Related to Doing Business in China
"The approval and/or other requirements . . . ", page 42

12. You state that the Business Combination will not be subject to the CSRC Draft Rules because you publicly filed the registration statement on September 23, 2021. Please clarify whether this conclusion remains accurate in the event your securities are not yet listed on Nasdaq if and when the CSRC Draft Rules are adopted and, if so, why.
THIL's Business
Intellectual Property, page 137

13. We note the communication filed pursuant to Rule 425 on January 25, 2022, in which you disclose that "Tims China received permission from RBI to design its alternative logo, with the short-form name that [Mr. Yu] said is "more fluent" for Chinese customers and a prominent Maple Leaf." Please describe such permission here and in appropriate places
 Yongchen Lu
FirstName LastNameYongchen   Lu
TH International Limited
Comapany18,
February   NameTH
             2022 International Limited
February
Page 4 18, 2022 Page 4
FirstName LastName
         throughout the proxy statement/prospectus to the extent that you deem such alternative logo to be material.
Unaudited Pro Forma Condensed Combined Financial Information, page 171

14. We note your response to comment 12, as well as your amended disclosure on pages xviii,
         10 and 81 that highlights the ownership interests of the holders of THIL ordinary shares reflecting potential sources of dilution. Please make conforming changes to your chart on page 171 to reflect such ownership interests. Additionally, we note certain discrepancies between such charts. For example, the shares underlying the granted option shares and restricted shares is 9,432,822 on page 171 but 9,068,537 on pages xviii, 10 and 80, and the charts on pages xviii, 10 and 80 additionally now take into account the note holders.
         Please tell us why such ownership presentations vary here or revise to ensure consistency throughout the proxy statement/prospectus.
15. We note your amended disclosure on page xiv that includes a placeholder for the per share pro forma book value of THIL ordinary shares outstanding at closing, as well as your reference to the section entitled "Unaudited Pro Forma Condensed Combined Financial
         Information" for disclosure regarding such per share pro forma book value. Please tell us how such section discusses the per share pro forma book value, as we note that the discussion and accompanying financial information only include the loss per share.
Taxation
Certain Material U.S. Federal Income Tax Considerations, page 192

16. Please revise to state that the disclosure in this section is the opinion of Morrison
         & Foerster LLP, as opposed to a summary of tax consequences. In addition, revise statements in this section regarding what the tax consequences "should" be to describe the degree of uncertainty of such opinions and explain why counsel cannot give a "will"
         opinion. As examples only, we note statements such as "a U.S. Holder generally should not recognize gain or loss," the tax basis "should be equal," a "U.S. Holder should expect all cash distributions." Revise Exhibit 8.1 to delete the reference to the disclosure in this section being a summary of tax consequences ("insofar as such statements summarize
         U.S. federal income tax law or legal conclusions with respect thereto"). In addition, revise paragraph (b)(1) of Exhibit 8.1 to exclude the company from your assumptions regarding due execution and delivery, as well as requisite corporate power and authority. Refer to
         Staff Legal Bulletin No. 19.
General

17. We note the communication filed pursuant to Rule 425 on December 13, 2021, in which you disclose that you raised money "from a leading global asset manager," that such
         "[unnamed] investor also committed to so-called PIPE fundraising," and that "[s]everal current investors, including affiliates of Sequoia Capital China and Eastern Bell Capital,
         also commit[ted] to PIPE funding." In connection therewith, please:
 Yongchen Lu
TH International Limited
February 18, 2022
Page 5

             Quantify the aggregate fees on page 93 that are payable to UBS upon completion of the business combination when taking into account the amount of such committed financing. In this regard, we note that your amended disclosure in response to comment 15 quantifies the aggregate fees in the event of a hypothetical PIPE financing.

             Include a description of the proposed PIPE investments in appropriate places throughout the proxy statement/prospectus and file the related form of investment agreement, form of Private Note and form of Note as exhibits to the registration statement.

             Update the relevant beneficial ownership tables in your section entitled "Beneficial
           Ownership of Securities" as appropriate to reflect the securities to be held as a result of the PIPE financing, including by the additional PIPE investors and by your
           "current investors, including affiliates of Sequoia Capital China Eastern Bell
           Capital." In this regard, we note that the table and footnotes on page 227 do not indicate any change in ownership of SCC Growth VI Holdco D, Ltd. and Eastern Bell
           International XXVI Limited.

             To the extent that any investors, including the additional PIPE investors, will own more than 5% of the combined company following the business combination, please also update the relevant beneficial ownership table. In this regard, please clarify whether the additional PIPE investors are the same as your convertible note holders.
           Additionally, explain why you have excluded from the third table in this section the securities identified in (i)-(v) on page 227. In this regard, it appears that the holders of the $50 million in convertible notes could own an equivalent amount of shares at closing if they elect to convert, and the warrants for THIL Ordinary Shares will be exercisable within 60 days of closing.

        You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222
with any other questions.



                                                               Sincerely,
FirstName LastNameYongchen Lu
                                                               Division of
Corporation Finance
Comapany NameTH International Limited
                                                               Office of Trade
& Services
February 18, 2022 Page 5
cc:       John Owen
FirstName LastName